September 26, 2017

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	LBC Bioscience, Inc.
Registration Statement Form S-1 – Acceleration Request File No.: 333-217394

Dear Sirs and/or Madam:

This letter serves as our request, in accordance with Rule 461, for acceleration of the effectiveness of the above-referenced Registration Statement (filed on Form S-1) to September 28, 2017 at 2:00 p.m., or as soon thereafter as practicable.

In that respect and in furtherance of our Acceleration Request, we herewith acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve LBC BIOSCIENCE, INC. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	LBC BIOSCIENCE, INC. may not assert staff comments and the Declaration of Effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that this is a revised acceleration request that takes precedence over the acceleration request filed earlier today.

Very truly yours,

LBC BIOSCIENCE, INC.

By:	/s/ Lisa Nelson
Lisa Nelson, President